Exhibit 4.1

DESCRIPTION OF SECURITIES

GENERAL

RF Industries, Inc. (“RF Industries,” “we” or “our”) is incorporated in the State of Nevada. The following description of our common stock, par value $0.01 per share (“Common Stock”), is a summary and does not purport to be complete. The description of our Common Stock is subject to and qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (the “Articles”), and our Amended and Restated By-Laws (the “Bylaws”), which are incorporated by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part (the “10-K”). We encourage you to read the Articles, the Bylaws and the applicable provisions of the Nevada Revised Statutes, Chapter 78 (the “Nevada Code”), for additional information.

DESCRIPTION OF COMMON STOCK

Authorized Capital Shares. Pursuant to the Articles, our authorized capital stock consists of 20,000,000 shares of Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable.

Voting Rights. Each share of our Common Stock is entitled to one vote on all stockholder matters. Except for the election of directors, if a quorum is present, an action on a matter is approved if it receives the affirmative vote of the holders of a majority of the voting power of the shares of capital stock present in person or represented by proxy at the meeting and entitled to vote on the matter, unless otherwise required by applicable law, Nevada law, our Articles or Bylaws. The election of directors will be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote, meaning that the nominees with the greatest number of votes cast, even if less than a majority, will be elected.

Liquidation. In the event of a liquidation, dissolution or winding-up of RF Industries, the holders of Common Stock are entitled to share equally and ratably in the assets of RF Industries, if any, remaining after the payment of all debts and liabilities of RF Industries and the liquidation preference of any outstanding preferred stock.

Other Rights and Preferences. The Common Stock has no preemptive rights, no cumulative voting rights, and no redemption, sinking fund, or conversion provisions.

Dividends. The declaration and amount of any actual cash dividend are in the sole discretion of RF Industries’ Board of Directors and are subject to various factors that ordinarily affect dividend policy, including our financial condition, results of operations, capital requirements, plans for future acquisitions, contractual restrictions, general business conditions and other factors that our Board of Directors may deem relevant.

Size of the Board and Vacancies. Our Bylaws provide that the number of directors shall be not less than two (2) nor more than nine (9). Within the limits specified in our Bylaws, the exact number of directors is determined by resolution of the Board of Directors. Our Board of Directors has the right to fill any vacancies resulting from death, resignation, disqualification or removal, as well as any newly created directorships arising from an increase in the size of the Board. The directors are divided into three classes designated as Class I, Class II and Class III. Each class consist, as nearly as is possible, of one-third of the number of directors constituting the entire Board of Directors.

Liability. The Common Stock, after the amount of the purchase price has been paid, shall not be subject to assessment to pay debts of RF Industries; and no paid Common Stock and no Common Stock issued as fully paid up shall ever be assessable or assessed for any purpose whatever; and no holder of Common Stock shall be individually liable for any debt or liability of RF Industries.

Statutory Restrictions on Ownership. The Nevada Code contains provisions restricting the ability of a Nevada corporation to engage in business combinations with an interested stockholder. Under the Nevada Code, except under certain circumstances, business combinations with interested stockholders are not permitted for a period of two years following the date such stockholder becomes an interested stockholder. The Nevada Code defines an interested stockholder, generally, as a person who is the beneficial owner, directly or indirectly, of 10% of the outstanding shares of a Nevada corporation. In addition, the Nevada Code generally disallows the exercise of voting rights with respect to “control shares” of an “issuing corporation” held by an “acquiring person” after crossing certain ownership threshold percentages, unless such voting rights are conferred by a majority vote of the disinterested stockholders. “Control shares” are those outstanding voting shares of an issuing corporation which an acquiring person and those persons acting in association with an acquiring person (i) acquire or offer to acquire in an acquisition of a controlling interest and (ii) acquire within ninety days immediately preceding the date when the acquiring person became an acquiring person. An “issuing corporation” is a corporation organized in Nevada which has two hundred or more stockholders, at least one hundred of whom are stockholders of record and residents of Nevada, and which does business in Nevada directly or through an affiliated corporation.

National Securities Exchange. The Common Stock is listed on the NASDAQ Global Market under the trading symbol “RFIL”.

Transfer Agent and Registrar. The transfer agent and registrar for the Common Stock is Continental Stock Transfer & Trust Company.